SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Receives 39th Aircraft and Reaches 400 Daily Flights

São Paulo, October 17, 2005 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, has received its 39th Boeing 737 aircraft on October 15th enabling the Company to reach a frequency of 400 daily flights. With the arrival of this aircraft, GOL has added a total of 12 aircraft to its fleet this year, representing a 45 percent increase. The growth of GOL’s fleet in 2005 has enabled the Company to gradually increase the number of seats it can offer to travelers.

Currently, GOL’s fleet is composed of 39 aircraft, a number that is expected to increase to 42 by the end of this year. As the table below indicates, GOL plans to double its fleet by the end of 2010 with the addition of 44 aircraft for a total of 86. In July of this year, the Company increased its order with Boeing to a total of 101 new 737-800 New Generation aircraft, comprised of 60 firm orders and 41 purchase options, scheduled for delivery beginning in June 2006.

“The 45 percent increase in GOL’s fleet in 2005 allows the Company to take advantage of significant opportunities for expansion. New aircraft enable GOL reduce operating costs, and to increase the number of regular daily and nighttime flights offered, as well as the number of new markets the Company can serve in both Brazil and the rest of South America,” said Captain David Barioni, Technical Vice-president of GOL Linhas Aéreas Inteligentes.

GOL’s plans for fleet expansion are as follows:

Aircraft	2005	2006	2007	2008	2009	2010
737-300	10	8	5	-	-	-
737-700	22	26	23	22	22	22
737-800	10	20	32	42	56	64

Total	42	54	60	64	78	86
New 737-800s	-	11	24	30	38	46
Leased	42	43	36	34	40	40

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About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 400 daily flights to 44 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001 21 in Bolivia, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Juliana Cabrini, Roberta Corbioli, or Márcia Bertoncello	Meaghan Smith
MVL Comunicação	Gavin Anderson & Company
Ph: (5511) 3049-0343 / 0341	Ph: 212-515-1904
e-mail: juliana.cabrini@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.